FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                3 September 2003



                            CRH Director Shareholding



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).



Enclosure:  Director Shareholding


SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


        All relevant boxes should be completed in block capital letters.

1. Name of company

   CRH plc


2. Name of director

   Thomas W. Hill

3. Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   Thomas W. Hill                       7,342
   Aurum Nominees Limited              23,951
   Pershing Keen Nominees Limited       6,551
   National City Nominees Limited      21,726

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

   No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

   a. Exercise of share options
   b. Sale of shares

7. Number of shares/amount of stock acquired

   65,868

8. Percentage of issued class

   -

9. Number of shares/amount of stock disposed

   58,526

10.Percentage of issued class

   -

11.Class of security

   Ordinary Shares

12.Price per share

   (a)     32,934 @ EUR7.1015
          10,978 @ EUR12.6416
          21,956 @ EUR12.6416
   (b)      58,526 @ EUR16.71

13.Date of transaction

    a. 3rd September 2003
    b. 3rd September 2003


14.Date company informed

   a. 3rd September 2003
   b. 3rd September 2003

15.Total holding following this notification,

  59,570

16.Total percentage holding of issued class following this notification

   -


If a director has been granted options by the company please complete the following boxes.

17.Date of grant

18.Period during which or date on which exercisable

19.Total amount paid (if any) for grant of the option

20.Description of shares or debentures involved: class, number

21.Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22.Total number of shares or debentures over which options held following this notification



23.Any additional information

24.Name of contact and telephone number for queries

   Angela Malone
   + 353 1 6344340

25.Name and signature of authorised company official responsible for making this notification

   Angela Malone, Secretary


   Date of notification: 3rd September 2003


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)



Date: 3 September 2003



                                       By: ___/s/ M. P. Lee___

                                                  M. P. Lee
                                                  Finance Director Designate